UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Vista announces the closing of the acquisition of Equinor’s assets in Vaca Muerta

Mexico City, May 7, 2026 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST on the New York Stock Exchange; BMV: VISTA on the Mexican Stock Exchange), announced today the successful completion of the acquisition of a 25.1% non-operating working interest in the Bandurria Sur block and a 35.0% non-operating working interest in the Bajo del Toro block through the transaction described in the relevant fact published on February 2, 2026, available on the Company’s website (https://www.vistaenergy.com/en/investors) (the “Transaction”).

As set forth therein, the purchase price of the Transaction was US$712 million, composed of an upfront cash payment inclusive of tax gross-ups of US$387 million, and the delivery of 6,223,220 American Depositary Shares representing Vista’s series A shares. Additionally, Vista paid US$131 million corresponding to cash, debt, working capital, contributions, leakages and other customary adjustments.

Vista will consolidate the results of the acquired blocks in its financial statements as of May 1, 2026.

The Company will update its 2026-2028 guidance and 2030 vision through a relevant fact to be filed on Monday, May 11, 2026, before the market opens in New York.

Bandurria Sur block update

As of March 31, 2026, Bandurria Sur had 210 wells on production. During Q1-26, the block produced 82.3 thousand barrels of oil equivalent per day (“Mboe/d”) at 100% working interest, equivalent to 20.7 Mboe/d at Vista’s working interest, of which 15.9 Mbbl/d was oil.

Bajo del Toro block update

As of March 31, 2026, Bajo del Toro had 23 wells on production. During Q1-26, the block produced 5.4 Mboe/d at 100% working interest, equivalent to 1.9 Mboe/d at Vista’s working interest, of which 1.8 Mbbl/d was oil.

Figure 1 – Location of Vista’s current and acquired assets

Forward Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista or any of its subsidiaries that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and the Company’s website: www.vistaenergy.com.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer